                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: October 3, 2002             By:   /s/ Scott Ewart
                                     -------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer

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                                      [LOGO]



        AT&T CANADA ANNOUNCES THAT BONDHOLDER COMMITTEE WITHDRAWS LAWSUIT

  INDIVIDUAL BONDHOLDER THREATENS ADDITIONAL SUIT; COMPANY SAYS IT IS WITHOUT
                    MERIT AND WILL SEEK ITS PROMPT DISMISSAL

         COMPANY CONTINUES PRODUCTIVE CAPITAL RESTRUCTURING DISCUSSIONS
                            WITH BONDHOLDER COMMITTEE


TORONTO, ON (October 2, 2002) - AT&T Canada Inc. (TSX: TEL.B and NASDAQ: ATTC) today announced that the bondholder plaintiffs have withdrawn their oppression application against the company and its directors, originally filed on May 9, 2002. The Ontario Superior Court of Justice today issued an order dismissing the application.

In connection with its court filing today, Evan D. Flaschen of Bingham McCutchen LLP, counsel to the ad hoc committee of bondholders, stated that the plaintiffs withdrew the action in recognition of the progress that has been achieved to date in the restructuring discussions between the bondholder committee and the company.

AT&T Canada said today that is it pleased that the plaintiff bondholders have withdrawn this legal action and that it is a positive indication of good faith.

"The company continues to have productive discussions with the bondholder committee as part of our strategy to put in place a viable capital structure and to ensure the company's future as a strong and growing competitor, " said John McLennan, Vice-Chairman & CEO, AT&T Canada. As previously disclosed, the ad hoc bondholder committee represents holders of 60% of AT&T Canada's outstanding public debt of approximately $4.5 billion.

COSTA BRAVA LAWSUIT
In a separate and unrelated development, a U.S.-based hedge fund, Costa Brava Partnership III LP, has written to the company announcing their intention to file an application seeking relief, including an injunction prohibiting the completion of the purchase of shares of the Company not already owned by AT&T Corp. and its affiliates by the parties designated by AT&T Corp. (the "Deposited Shares") pursuant to the deposit receipt agreement entered into in June 1999. Costa Brava holds US$4 million of AT&T Canada debt. It is not a member of the bondholder group negotiating with AT&T Canada to achieve a consensual restructuring of the company's public debt.

Commenting on the Costa Brava materials, AT&T Canada said, "We believe this proposed application, which is based on a fundamentally flawed understanding of the deposit receipt agreement, is without merit. We will contest it vigorously, expect to be in court on Friday and will seek to have the motion for an injunction against closing the back-end dismissed prior to the targeted October 8, 2002 date for

                                     -1-
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completion of the purchase of the Deposited Shares.

"The lawsuit by Costa Brava fails to recognize that the Deposit Receipt Agreement is an agreement between AT&T Corp. and the deposit receipt holders. This is completely separate from the obligations between AT&T Canada and the bondholders of the company.

"The completion of the back-end will make AT&T Canada stronger and that is in the interest of all bondholders and other stakeholders. Completion of the purchase of the company's equity will bring approximately $240 million into the company through the exercise of stock options and thereby improve value available to our bondholders. We will seek the prompt dismissal of this action and continue to pursue the constructive dialogue, which is substantially advanced, with the bondholder representatives."


ABOUT THE COMPANY: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.

Note for Investors: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

                                  -- ## --


FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                     INVESTORS AND ANALYSTS:
Ian Dale                                   Brock Robertson
(416) 345-2227                             (416) 345-3125
ian.dale@attcanada.com                     brock.robertson@attcanada.com

May Chiarot                                Dan Coombes
(416) 345-2342                             (416) 345-2326
may.chiarot@attcanada.com                  dan.coombes@attcanada.com

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